Mail Stop 4561

May 7, 2007

VIA USMAIL and FAX (505) 856-6043

Ms. Karen Y. Duran
Chief Financial Officer
Falcon Ridge Development, Inc.
5111 Juan Tabo Boulevard N.E.
Albuquerque, New Mexico 87111

> **Re:** **Falcon Ridge Development, Inc.**
> **Form 10-KSB for the year ended 12/31/2005**
> **Filed on 5/4/2006**
> **File No. 000-28759**

Dear Ms. Karen Y. Duran:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Jorge Bonilla
Senior Staff Accountant